Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

Feishang Anthracite Resources Limited

飛尚無煙煤資源有限公司

(Incorporated in the British Virgin Islands with limited liability)

(Stock code: 1738)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the shareholders of Feishang Anthracite Resources Limited (the “Company”) will be held at Monaco Room, Basement 1, Regal Hong Kong Hotel, 88 Yee Woo Street, Causeway Bay, Hong Kong on Friday, 30 May 2014 at 3:00 pm for the following purposes:

1.	To receive the audited consolidated financial statements of the Company and the reports of the directors and auditors for the year ended 31 December 2013.

2.	To re-elect the retiring directors of the Company (the “Directors”) and to authorize the board of Directors (the “Board”) to fix the respective Directors’ remuneration.

3.	To re-appoint auditors and to authorize the Board to fix their remuneration.

As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

4.	“THAT:

(a)	subject to paragraph (b) below, a general mandate be and is hereby generally and unconditionally given to the Directors to exercise during the Relevant Period (as defined below) all the powers of the Company to repurchase its shares on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or on any other stock exchange on which the securities of the Company may be listed and recognized by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and requirements of the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”) or of any other stock exchange on which the securities of the Company may be listed as amended from time to time;

(b)	the total nominal amount of shares of the Company to be repurchased pursuant to the mandate in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing of this resolution; and

(c)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws to be held; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting.”

5.	“THAT:

(a)	subject to paragraph (c) below, a general mandate be and is hereby generally and unconditionally given to the Directors during the Relevant Period (as defined below) to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers;

(b)	the mandate in paragraph (a) above shall authorize the Directors to make or grant offers, agreements and options during the Relevant Period which would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to the mandate in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as defined below);

(ii)	the exercise of options under a share option scheme of the Company; and

(iii)	any scrip dividend scheme or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company, shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company on the date of passing of this resolution; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)       the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws to be held; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting.

“Right Issue” means an offer of shares open for a period fixed by the Directors to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of any relevant jurisdiction or the requirements of any recognized regulatory body or any stock exchange).”

6.	“THAT conditional upon the passing of resolutions set out in items 4 and 5 of the notice convening this meeting (the “Notice”), the general mandate referred to in the resolution set out in item 5 of the Notice be and is hereby extended by the addition to the aggregate nominal amount of shares which may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the Directors pursuant to such general mandate of an amount representing the aggregate nominal amount of shares repurchased by the Company pursuant to the mandate referred to in resolution set out in item 4 of the Notice, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing of this resolution.”

By Order of the Board
Feishang Anthracite Resources Limited
LI Feilie
Chairman

Hong Kong, 25 April 2014

Notes:

1.	All resolutions at the meeting will be taken by poll (except where the chairman decides to allow a resolution relating to a procedural or administrative matter to be voted on by a show of hands) pursuant to the Listing Rules. The results of the poll will be published on the designated website of the Stock Exchange and the website of the Company in accordance with the Listing Rules.

2.	Any shareholder of the Company entitled to attend and vote at the above meeting is entitled to appoint one proxy or more than one proxy to attend and vote instead of him. A proxy need not be a shareholder of the Company. If more than one proxy is appointed, the number of shares in respect of which each such proxy so appointed must be specified in the relevant form of proxy.

3.	In order to be valid, the form of proxy together with the power of attorney or other authority, if any, under which it is signed or a certified copy of that power of attorney or authority, must be deposited at the Company’s branch share registrar in Hong Kong, Tricor Investor Services Limited, at Level 22, Hopewell Centre, 183 Queen’s Road East, Hong Kong not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof. Delivery of the form of proxy shall not preclude a shareholder of the Company from attending and voting in person at the meeting and, in such event, the instrument appointing a proxy shall be deemed to be revoked.

4.	For determining the entitlement to attend and vote at the above meeting, the Register of Members of the Company will be closed from Wednesday, 28 May 2014 to Friday, 30 May 2014, both dates inclusive, during which period no transfer of shares will be registered. In order to be eligible to attend and vote at the Annual General Meeting, unregistered holders of shares of the Company shall ensure that all transfer documents accompanied by the relevant share certificates must be lodged with the Company’s branch share registrar in Hong Kong, Tricor Investor Services Limited, at Level 22, Hopewell Centre, 183 Queen’s Road East, Hong Kong for registration not later than 4:30 p.m. on Tuesday, 27 May 2014.

As at the date of this notice, the executive Directors of the Company are Mr. LI Feilie (Chairman and Chief Executive Officer), Mr. HAN Weibing (Chief Operating Officer), Mr. WAN Huojin (Chief Technical Officer), Mr. TAM Cheuk Ho and Mr. WONG Wah On Edward; and the independent non-executive Directors of the Company are Mr. LO Kin Cheung, Mr. HUANG Zuye and Mr. GU Jianshe.

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